

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 7, 2017

Charles C. Ward
Chief Financial Officer
Sanchez Production Partners LP
1000 Main Street, Suite 3000
Houston, TX 77002

> **Re:** **Sanchez Production Partners LP**
> **Registration Statement on Form S-3**
> **Filed March 29, 2017**
> **File No. 333-217003**

Dear Mr. Ward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Scott L. Olson
        Andrews Kurth Kenyon LLP